Exhibit 99.1

argenx to receive third preclinical milestone payment from collaboration with LEO Pharma

Milestone associated with CTA approval for ARGX-112

April 12, 2018

Breda, the Netherlands/Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX) a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the achievement of its third preclinical milestone from its collaboration with LEO Pharma, following the approval of the clinical trial application (CTA) filing for ARGX-112.

“This milestone showcases the productivity of our collaboration with LEO Pharma, marking the final step before ARGX-112 may enter clinical development. It triggers the third of three success-based preclinical milestone payments under this collaboration. We are convinced of the potential of ARGX-112 to address unmet needs in inflammatory skin diseases and are excited to see the program approved for clinical development,” commented Tim Van Hauwermeiren, CEO at argenx.

In May 2015, argenx entered into a research collaboration and exclusive license option agreement with LEO Pharma to develop and commercialize ARGX-112, a novel antibody discovered by argenx using its SIMPLE Antibody™ technology. During the collaboration term, argenx successfully concluded all ARGX-112 research and development activities required for the first filing by LEO Pharma of a CTA.

As part of the agreement, argenx has granted LEO Pharma an exclusive option to obtain a worldwide, exclusive license to the ARGX-112 program, to develop and commercialize licensed products for inflammatory skin disorders. In addition to the upfront and preclinical milestone payments, argenx may receive further regulatory and clinical milestone payments up to approximately €100mm as well as royalties on net sales of any product.

About argenx

argenx a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

About LEO Pharma A/S

LEO Pharma helps people achieve healthy skin. By offering care solutions to patients in more than 100 countries globally, LEO Pharma supports people in managing their skin conditions. Founded in 1908 and owned by the LEO Foundation, the healthcare company has devoted decades of research and development to delivering products and solutions to people with skin conditions. LEO Pharma is headquartered in Denmark and employs around 5,200 people worldwide.

www.leo-pharma.com

For further information, please contact:

Joke Comijn, Corporate Communications and IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the encouraging preclinical data of ARGX-112; the potential implications of these data for the future development of ARGX-112; argenx’s advancement of, and anticipated clinical development and regulatory and clinical milestones, royalties, and plans related to, ARGX-112; and the potential license to LEO Pharma, and potential commercialization, of ARGX-112. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.